NOTICE OF SPECIAL MEETING OF ENVOY SHAREHOLDERS

ENVOY CAPITAL GROUP INC.

TO BE HELD DECEMBER 9, 2011

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of the holders (“Envoy Shareholders”) of common shares (“Envoy Shares”) of Envoy Capital Group Inc. (“Envoy”) will be held at Suite 2110, 130 King Street West, Toronto, Ontario M5X 1B1, on December 9, 2011 at 10:00 a.m. (Toronto time) for the following purposes:

1.

to consider and if thought advisable, to pass, with or without variation, a special resolution (the “Continuation Resolution”), the full text of which is set forth in Appendix A to the accompanying management information circular (the “Information Circular”), to approve the continuance of Envoy under the Business Corporations Act (British Columbia) (“BCBCA”), all as more particularly described in the Information Circular;

2.

to consider and if thought advisable, to pass, with or without variation, a special resolution (the “Consolidation Resolution”), the full text of which is set forth in Appendix A to the Information Circular, to approve the consolidation of Envoy Shares on the basis of up to one (1) new share for three (3) old shares if considered necessary or advisable by the board of directors, with the actual consolidation ratio to be determined by the board of directors of Envoy, all as more particularly described in the Information Circular;

3.

to consider, pursuant to an interim order of the Supreme Court of British Columbia dated November 9, 2011 (the “Interim Order”) and, if thought advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”), the full text of which is set forth in Appendix A to the Information Circular, to approve a plan of arrangement (the “Arrangement”) under Section 288 of the BCBCA involving Envoy and Merus Labs International Inc. (“Merus”) all as more particularly described in the Information Circular; and

4.	to transact such further and other business as may properly be brought before the Meeting or any adjournment(s) or postponement(s) thereof.

Specific details of the matters to be put before the Meeting are set forth in the accompanying Information Circular.

The record date (the “Record Date”) for determination of the Envoy Shareholders entitled to receive notice of and to vote at the Meeting is November 8, 2011. Only Envoy Shareholders whose names have been entered in the respective register of Envoy Shares on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting.

Registered Envoy Shareholders may attend the Meeting in person or may be represented by proxy. Envoy Shareholders who are unable to attend the Meeting or any adjournment or postponement thereof in person are requested to complete, date, sign and return the accompanying applicable form of proxy for use at the Meeting or any adjournment or postponement thereof. To be effective, the applicable enclosed proxy must be received by Envoy’s transfer agent:

Computershare Trust Company of Canada,
9th Floor, 100 University Avenue,
Toronto, Ontario M5J 2Y1

not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) prior to the Meeting or any adjournment or postponement thereof.

If you are a non-registered holder of Envoy Shares and receive these materials through your broker, investment dealer, bank, trust company or another intermediary, please complete and return the form of proxy provided to you in accordance with the instructions provided therein.

Registered holders of Envoy Shares have the right to dissent with respect to the Arrangement Resolution or Continuation Resolution, if the Continuation Resolution or Arrangement Resolution becomes effective, to be paid the fair value of their Envoy Shares in accordance with the provisions of section 185 of the Ontario Business Corporations Act (the “OBCA”) as modified by the Interim Order as provided for in the plan of arrangement, the full text of which is set forth in Appendix I to the Arrangement Agreement between Merus and Envoy, which is attached as Appendix B to the accompanying Information Circular. An Envoy Shareholder’s right to dissent is more particularly described in the Information Circular. The text of section 185 of the OBCA is set forth in Appendix F to the accompanying Information Circular. A dissenting Envoy Shareholder must send a written objection to the Arrangement Resolution or Continuation Resolution, which written objection must be received by Envoy at Suite 2110, 130 King Street West, Toronto, Ontario M5X 1B1, Attention: Andrew Patient, by 4:00 p.m. (Toronto time) on the second to last Business Day immediately preceding the date of the Meeting.

Failure to strictly comply with the requirements set forth in sections 185 of the OBCA, as modified by the Interim Order as provided for in the Plan of Arrangement, may result in the loss of any right to dissent. Persons who are beneficial owners of Envoy Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of Envoy Shares are entitled to dissent. Accordingly, a beneficial owner of Envoy Shares desiring to exercise the right to dissent must make arrangements for the Envoy Shares beneficially owned by such holder to be registered in the holder’s name prior to the time the written objection to the Arrangement Resolution or Continuation Resolution is required to be received by Envoy or, alternatively, make arrangements for the registered holder of such Envoy Shares to dissent on behalf of the holder. The right to dissent is not available to holders of Envoy Options, as defined in the Information Circular, or Envoy Warrants, as defined in the Information Circular.

DATED at the City of Toronto, in the Province of Ontario, this 10th day of November, 2011.

By Order of the Board of Directors of
Envoy Capital Group Inc.

“Robert Pollock”

Robert Pollock
Chief Executive Officer

Toronto, Canada
November 10, 2011